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                           MEGO MORTGAGE CORPORATION
                        1000 Parkwood Circle, Suite 500
                             Atlanta, Georgia 30339


                                 March 2, 1998


VIA FEDERAL EXPRESS
-------------------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re: Form S-1 Registration Statement, filed on November 12, 1997,
             Registration No. 333-39935 ("Registration Statement") for Mego Mortgage Corporation

Gentlemen:

         Pursuant to Rule 477 under Regulation C of the Securities Act of 1933, as amended, Mego Mortgage Corporation hereby applies with the Commission to withdraw its Registration Statement due to adverse market conditions. None of the securities under the Registration Statement were issued or sold.

         Please acknowledge receipt of this letter by stamping the copy of this letter enclosed for that purpose and returning it in the self-addressed, stamped envelope provided for your convenience.

                                          Very truly yours,

                                          MEGO MORTGAGE CORPORATION



                                          By: /s/ James L. Belter
                                              ----------------------------------
                                              Name:  James L. Belter
                                              Title: Executive Vice President
                                                     and Chief Financial Officer



cc: Dennis Bertron, Staff Examiner
    (Securities and Exchange Commission)